Sheet1

	As of 12/20/2000 FINAL TABULATIONS	Proposal to amend investment objective /policies MLSD	% of Voted	% of Total
PASSED	FUNDS
	ML Equity Income Fund
	For All	7,070,724	59.44	52.08
	Withhold All	323,758	2.72	2.38
	For All Except	516,883	4.34	3.80
	Broker Non-Vote	3,984,128	33.49	29.34

Last Updated on 03/23/2001
By MLMAG